Exhibit 1.01

Intersections Inc.

Conflict Minerals Report

For The Reporting Period January 1 to December 31, 2016

This Conflict Minerals Report has been prepared by Intersections Inc. (together with our subsidiaries, “Intersections,” “we” and “our”) for the reporting period January 1 to December 31, 2016 and is presented to comply with the final conflict minerals implementing rules (the “Final Rules”) promulgated by the Securities and Exchange Commission (the “SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified in Section 13(p) of the Securities Exchange Act of 1934 (the “Exchange Act”). The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten and gold (“3TG”).

Overview

Intersections’ Business

We provide innovative, information based solutions that help consumers manage risks and make better informed life decisions. Our products and services are grouped into four reportable segments: Personal Information Services, Insurance and Other Consumer Services, Pet Health Monitoring, and Bail Bonds Industry Solutions. Our Pet Health Monitoring segment includes the health and wellness monitoring products and services for veterinarians and pet owners through our subsidiary, i4c Innovations Inc., which does business as Voyce. VOYCE® is our pet health monitoring platform and information management service that collects, translates, monitors, and distributes biometric data from our proprietary Health Monitors to veterinarians and consumers. As a result of actions taken by our Board of Directors to refocus on our principal marketplace of identity and privacy protection, the Voyce business ceased primary operations in the fourth quarter of 2016 and is expected to be wound down in an orderly manner in the first half of 2017.

We contracted with a well-established top tier equipment manufacturer (our “Contract Manufacturer”), to manufacture and assemble our VOYCE product. Our Contract Manufacturer sourced substantially all of the various components and raw materials for the product from suppliers in Asia and elsewhere, and we depended on these components and raw materials, including certain electronic parts, to manufacture and assemble our product. Our product included off-the-shelf and custom-made components that were produced to our specifications by various third parties. We placed manufacturing orders and remitted payment for the finished goods to our Contract Manufacturer, which included our Contract Manufacturer’s manufacturing costs.

Intersections’ Products Covered by this Report

Based on inquiries to our Contract Manufacturer (which was our sole contract manufacturer), and our Contract Manufacturer’s inquiries to its suppliers of components and subassemblies within the VOYCE product, Intersections has determined that 3TG are necessary to the functionality or production of our VOYCE product manufactured during calendar year 2016 (the “Covered Product”). Accordingly, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) to determine whether any 3TG contained in the Covered Product originated in the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola (together, the “Covered Countries”), or were from recycled or scrap sources.

Supply Chain Overview

Intersections outsourced the assembly and production of our VOYCE product to our Contract Manufacturer. Based on forecasts provided by Intersections, our Contract Manufacturer managed substantially all of the inventory and supply of the components and materials used in the production of VOYCE, including purchasing of the components and materials. While Intersections ordinarily specified components to be used in the VOYCE product, Intersections typically did not have direct contractual relationships with the component suppliers, as substantially all of such components and materials were purchased by our Contract Manufacturer.

Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based upon our reasonable country of origin inquiry (“RCOI”), we have concluded that:

•	our VOYCE product contained 3TG that is necessary to the production or functionality of the product; and

•	we have reason to believe that some 3TG necessary to the functionality or production of our VOYCE product may have originated in the Covered Countries.

We are therefore required by the Final Rules to file with the SEC a Conflict Minerals Report as an exhibit to our Form SD.

Design of Due Diligence Measures

Our due diligence measures were designed to conform, in all material respects, with the Organization for Economic Co-operation and Development’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected Areas and High-Risk Areas, Second Edition (2013)” and the related Supplements for 3TG (the OECD Framework). Our due diligence included the following elements of the OECD Framework:

•	Step 1: Establish strong company management systems;

•	Step 2: Identify and assess risk in the supply chain;

•	Step 3: Design and implement strategy to respond to identified risks;

•	Step 4: Carry out independent third-party audit of the supply chain due diligence at identified points in the supply chain; and

•	Step 5: Report on supply chain due diligence

Due Diligence Measures Performed

Step 1: Establish Strong Company Management Systems

•	Management Team – Our management system included oversight of our RCOI and due diligence processes by a team made up of representatives from various functions within Intersections, such as Procurement, Finance, Compliance and Legal (the “Compliance Team”). The Compliance Team was responsible for implementing our 3TG compliance and communicating information about program status and effectiveness to senior management. To the extent that red flags or other issues were identified in the supplier data, these issues and red flags were addressed first by the responsible individuals within the Compliance Team and then subsequently reported to and reviewed by the Risk Management Committee of our Board of Directors at a regularly scheduled meeting of the Risk Management Committee on an annual basis.

•	Control Systems – Our Contract Manufacturer used the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (the “CMRT”) to gather information on the chain of custody of the 3TG included in our product.

•	Record Retention – We maintain records of material conflict minerals-related documentation for a period of five (5) years.

•	Supplier Engagement – Our Contract Manufacturer notified its suppliers that they were required to conduct appropriate due diligence within their respective supply chains using the OECD Conflict Materials Due Diligence Guidelines and provides its suppliers with the CMRT.

•	Grievance Mechanism – We have a Whistleblower Hotline, which allows employees to report any violation of laws, rules regulations or policies that apply to the Intersections.

Step 2: Identify and Assess Risk in the Supply Chain

Intersections, through our Contract Manufacturer, obtained CMRTs from its suppliers. The CMRT was used to provide us with information regarding our suppliers’ sourcing and chain of custody of 3TG in our supply chain in order to enable us to comply with the Final Rules.

Our Compliance Team reviewed the supplier information collected on the CMRT by our Contract Manufacturer and implemented a series of escalating responses to address any lack of complete information required by the CMRT. If supplier responses indicated that 3TG contained in materials provided to Intersections may have originated from the Covered Countries, such responses were sent to the Compliance Team for further review and determination of follow-up steps.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

If, on the basis of information received from our suppliers via responses to the CMRT we determined that there was a reasonable risk that a supplier sourced 3TG that directly or indirectly financed or benefitted armed groups, Intersections had a policy of following up directly or through our Contract Manufacturer with the supplier to gather more information, including the basis for the information provided and other information regarding the sourcing country and smelter. Identified risks were reported to the Compliance Team, which determined appropriate follow-up actions, if any, to mitigate risks. There have been no known instances of issues in the supply chain that required follow-up actions to be considered.

Step 4: Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Intersections relied on the Conflict-Free Sourcing Initiative (the “CFSI”) to conduct third-party audits of smelters and refineries.

Step 5: Report on Supply Chain Due Diligence

This Form SD and Conflict Minerals Report will be available on our website at:

http://phx.corporate-ir.net/phoenix.zhtml?c=175233&p=irol-conflictMinerals.

Due Diligence Results

Description of facilities used to process 3TG and information on country of origin of 3TG

The CMRT requested that our suppliers provide us with information on the smelters and refiners that the suppliers and their upstream suppliers used to supply the 3TG in the Covered Product. Intersections must rely on responses from our suppliers in order to determine the facilities used to process 3TG used in the Covered Product. Because, like Intersections, the suppliers generally did not have a direct relationship with the facilities used to process 3TG, some suppliers responded that they were unable to provide smelter and refiner information at this time. Other suppliers that responded to the CMRT provided data with respect to their overall 3TG sourcing, often without specifying whether such 3TG was used in materials provided to our Contract Manufacturer for the manufacture of the Covered Product. Accordingly, we do not know as of this reporting period the actual facilities used to process 3TG used in the Covered Product.

Furthermore, as of this reporting period, of the responses that we have received, the suppliers provided country of origin information at the company level in the CMRT or the responses from our suppliers indicated that the suppliers were still in the process of determining the country of origin of 3TG from their suppliers. Accordingly, we are not able to determine the countries of origin of 3TG used in the Covered Product.

Steps to be taken to mitigate risk

Our Contract Manufacturer ceased manufacturing the VOYCE product prior to January 1, 2017 and the Voyce business is expected to be wound down in an orderly manner in the first half of 2017. Accordingly, we do not anticipate being subject to Rule 13p-1 under the Exchange Act for future reporting periods.

Cautionary Statement about Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that address activities, events or developments that we or our management intends, expects, projects, believes or anticipates will or may occur in the future. They are based on management’s assumptions and assessments in the light of past experience and trends, current economic and industry conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results, developments and business decisions may differ from those envisaged by our forward-looking statements. Our forward-looking statements are also subject to risks and uncertainties, which can affect our performance in both the near-and long-term. These forward-looking statements should be considered in the light of the information included in this report and our other filings with the SEC, including, without limitation, the Risk Factors, as well as the description of trends and other factors in Management’s Discussion and Analysis of Financial Condition and Results of Operations, set forth in our Form 10-K for the year ended December 31, 2016 and other filings with the SEC.